Apex Files Permit Applications to Advance Exploration at
Rift REE Project, Nebraska

Vancouver, British Columbia - October 22, 2025 - Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9) ("Apex" or the "Company") is pleased to announce that it has initiated the permitting process with the Nebraska Department of Environment and Energy (NDEE) to conduct exploration activities at the Company's Rift Project, located within the Elk Creek Carbonatite Complex in southeastern Nebraska, U.S.A.

The Company's initial permit applications represent an important milestone toward advancing the Rift Project, which hosts significant historical rare earth element (REE) and niobium mineralization documented by previous operators, including Molycorp (1973-1986) and Quantum Rare Earth Developments (2010-2011).

These historical programs outlined broad mineralized intervals within the Elk Creek Carbonatite Complex, including highlights such as:

• 155.5 metres of 2.70% total rare earth oxides (TREO1), including 54.9 metres of 3.30% TREO in drillhole EC-93; and

• 236.2 metres of 2.10% TREO, including 68.2 metres of 3.32% TREO in drillhole NEC11-004

"Apex is pleased to take this next step in advancing the Rift Project," stated Sean Charland, CEO of Apex Critical Metals Corp. "The commencement of permitting marks an important milestone as we continue to build the foundation for future exploration. The historical work in this area highlights the exceptional potential of the Elk Creek system, and we look forward to verifying and expanding upon those results through our upcoming programs."

Apex's Rift Project encompasses approximately 3,024 acres of prospective ground covering the northern extension of the Elk Creek Carbonatite Complex. The property is considered highly prospective for rare earth elements (REEs) which are designated as critical minerals by the U.S. government due to their importance in clean energy, defense, and advanced manufacturing applications.

The Company will continue to work closely with federal and state regulators throughout the permitting process and will provide additional updates as approvals are received and exploration timelines are finalized.

Management cautions that discoveries on adjacent properties (e.g., NioCorp Developments Ltd.) are not necessarily indicative of the presence of mineralization on the Rift Project. Drillhole EC- 93 was originally completed by Molycorp between 1984-1986 with reanalysis performed by Quantum Rare Earth Development Corp. in 2010. The EC-93 results presented herein are from the 2010 reanalysis.

1 Total rare earth oxide , includes the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3.

Financing Update

The Company is also pleased to announce that it has closed its non-brokered flow-through private placement (the "Offering"), raising aggregate gross proceeds of C$1,600,000.

Under the Offering, the Company issued 800,000 flow-through units (each, an "FT Unit") at a price of C$2.00 per FT Unit. Each FT Unit consists of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) (each, an "FT Share") and one common share purchase warrant (each whole warrant, an "FT Warrant") issued on a non-flow-through basis. Each FT Warrant entitles the holder to purchase one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of C$2.50 per Warrant Share for a period of two (2) years from the date of issuance.

The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that qualify as "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)) related to the Company's CAP Property located in British Columbia, Canada. All such qualifying expenditures will be renounced in favour of the subscribers effective December 31, 2026.

All securities issued in connection with the Offering are subject to a statutory hold period of four months and one day from the date of issuance.

None of the securities sold in connection with the Offering have been or will be registered under the United States Securities Act of 1933, as amended, and no such securities were offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Stock Options

The Company wishes to announce that it has granted (the "Grant") an aggregate of 50,000 incentive stock options (each, an "Option") to purchase up to 50,000 common shares of the Company (each, a "Share") to a consultant under its Equity Incentive Plan. The Options are exercisable for a period of two years from the date of Grant, expiring on October 22, 2027, at a price of $3.82 per Share. Additionally, the Company announces that is has granted an aggregate of 50,000 restricted share units (each, a "RSU"). The Options and RSU's will vest upon the successful listing by the Company on EuroNext. All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo., Senior Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects, who has prepared and reviewed the content of this press release.

References

1. Molycorp, Inc. (1973-1986). Elk Creek Carbonatite Exploration Drill Program Reports. Internal company records, archived at the Nebraska Geological Survey, Lincoln, Nebraska, USA.

2. Daigle, P., P.Geo. (2012).; NI 43-101 Elk Creek NB Project, Nebraska, US - Resource Estimate Update, Prepared for Quantum Rare Earth Development Corp., by Tetra Tech Wardrop, April 23, 2012.

3. Quantum Rare Earth Developments Corp. (2011). "Quantum Announces Significant Rare Earth Results from Elk Creek, Nebraska." News Release, September 20, 2011.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company's flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America's most advanced niobium-REE deposits. Historical drilling across the complex has reported broad intervals of high-grade REE mineralization, including intercepts such as 155.5 m of 2.70% REO and 68.2 m of 3.32% REO.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed a significant niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system.

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to the interest in US-based prospective assets acquired by the Company (more particularly described above), including the potential for additional acquisitions and the potential for exploration and option exercises, the potential for future political and economic trends to persist or intensify in a manner which is favourable to the Company's prospects, and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company's properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company's properties or the exercise of purchase options on the Companies newly leased United States prospects; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.